Exhibit 99.2

Risks Related to our Cryptocurrency Treasury Strategy

We may use our existing cash, along with the net proceeds from future sales of our equity securities, to purchase or otherwise acquire Cryptocurrencies (as defined below), the prices of which have been, and will likely continue to be, highly volatile. Our operating results and share price may significantly fluctuate, including due to the highly volatile nature of the price of such digital assets and erratic market movements.

We may use our existing cash, along with the net proceeds from future sales of our equity securities, to purchase or otherwise acquire cryptocurrency assets such as Bitcoin, Ethereum or other cryptocurrency assets (each a “Cryptocurrency” and collectively, “Cryptocurrencies”) and for the establishment of our Cryptocurrency treasury operations. Digital assets generally are highly volatile assets. In addition, digital assets do not pay interest or other returns and so the ability to generate a return on investment from the net proceeds of any capital raisings will depend on whether there is appreciation in the value of digital assets following our purchases of digital assets with the net proceeds from such capital raisings. Future fluctuations in digital asset trading prices may result in our converting digital assets into cash with a value substantially below what we paid for such digital assets.

Our financial results and the trading price of our ordinary shares are likely to be affected by the market prices of Cryptocurrencies, which are highly volatile.

Cryptocurrencies are highly volatile assets, and fluctuations in the prices of Cryptocurrencies are likely to influence our financial results and the market price of our ordinary shares. Our financial results and the market price of our ordinary shares would be adversely affected, and our business and financial condition would be negatively impacted if the prices of Cryptocurrencies decreased substantially (as it has in the past, such as during 2022), including as a result of:

●	decreased user and investor confidence in Cryptocurrency, including due to the various factors described in this risk factor;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of Cryptocurrency by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for Cryptocurrency or spot Cryptocurrency exchange-traded platforms, or ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Cryptocurrency or the broader digital assets industry, for example, (i) public perception that Cryptocurrency can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the Cryptocurrency ecosystem, including the SEC’s enforcement actions against Coinbase, Inc. and Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of Cryptocurrency and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the Cryptocurrency mining process;

●	changes in consumer preferences and the perceived value or prospects of Cryptocurrency;

●	competition from other digital assets (including Bitcoin) that are more well known, exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for Cryptocurrency purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of Cryptocurrency or adversely affect investor confidence in digital assets generally;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Cryptocurrency, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the recent SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance Holdings Ltd. from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Cryptocurrency, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;

●	changes in staking rewards of Cryptocurrency, or increases in the costs associated with Cryptocurrency staking, including increases in electricity costs and hardware and software used in staking, that may cause a decline in support for the respective Cryptocurrency networks;

●	transaction congestion and fees associated with processing transactions on the respective Cryptocurrency networks;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the Cryptocurrency blockchain becoming insecure, ineffective or obsolete; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

Due to the unregulated nature and lack of transparency surrounding the operations of many digital asset trading venues, digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in digital asset trading venues and adversely affect the value of digital assets, and our financial position, operations and prospects.

Digital asset trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many digital asset trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in digital asset trading venues, including prominent exchanges that handle a significant volume of such trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in digital assets and the broader digital asset ecosystem and greater volatility in the price of digital assets. The price of our ordinary shares may be affected by the value of any of our future digital asset holdings, and the failure of a major participant in the ecosystem could have a material adverse effect on the market price of our listed securities.

The availability of spot exchange-traded products for Cryptocurrency and other digital assets may adversely affect the market price of Cryptocurrency and, consequently, the trading price of our ordinary shares.

Although Bitcoin, Ether and other digital assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to Cryptocurrency through traditional investment channels, and instead generally were only able to hold Cryptocurrency through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of digital assets, general lack of familiarity with the processes needed to hold Cryptocurrency directly, as well as the potential reluctance of financial planners and advisers to recommend direct Cryptocurrency holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to Cryptocurrency through investment vehicles that hold Cryptocurrency and issue shares representing fractional undivided interests in their underlying Cryptocurrency holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Cryptocurrency.

In May 2024, the SEC approved rules allowing for the listing and trading of spot Ether ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. Although we are a biopharmaceutical company focused on the development of Aramchol, and we believe we offer a different value proposition than a passive Cryptocurrency investment vehicle such as a spot Ether ETP, investors may nevertheless view our ordinary shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot Ether ETP instead of our ordinary shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Cryptocurrency that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot Ether ETPs, we (i) do not seek for our ordinary shares to track the value of the underlying Cryptocurrency we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot Ether ETPs to continuously align the value of their shares to the price of the underlying Cryptocurrency they hold through share creation and redemption, (iii) are an Israeli corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Cryptocurrency holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our ordinary shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to Cryptocurrency, such as Cryptocurrency futures ETFs and leveraged Cryptocurrency futures ETFs, any premium or discount in our ordinary shares relative to the value of any Ether holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot Ether ETPs on U.S. national securities exchanges could have a material adverse effect on the market price of our ordinary shares.

Our Cryptocurrency treasury strategy may subject us to enhanced regulatory oversight.

As noted above, several spot Ether ETPs have received approval from the SEC to list their shares on a U.S. national securities exchange with continuous share creation and redemption at NAV. Even though we are not, and do not function in the manner of, a spot Ether ETP, it is possible that we nevertheless could face regulatory scrutiny from the SEC or other federal or state agencies due to our Cryptocurrency holdings.

In addition, there has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Cryptocurrency through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Cryptocurrency from bad actors that have used Cryptocurrency to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Cryptocurrency by us may be restricted or prohibited.

We may issue convertible debentures in the future which we expect to be collateralized by some or all of our Cryptocurrency holdings, and we may utilize other financial instruments that may be so collateralized. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Cryptocurrency holdings. These types of Cryptocurrency-related transactions are the subject of enhanced regulatory oversight. These and any other Cryptocurrency-related transactions we may enter into, beyond simply acquiring and holding Cryptocurrency, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting Cryptocurrency, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Cryptocurrency.

In addition, private actors that are wary of Cryptocurrency or the regulatory concerns associated with Cryptocurrency may in the future take further actions that may have an adverse effect on our business or the market price of our ordinary shares.

The expected concentration of any future Cryptocurrency holdings may enhance the risks inherent in utilizing our Cryptocurrency treasury strategy.

The expected concentration of any future Cryptocurrency holdings limits the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our Cryptocurrency acquisition strategy. Any significant future decline in the price of Cryptocurrency would have a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Any Cryptocurrency holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

Historically, the Cryptocurrency markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell any Cryptocurrency we may hold at favorable prices or at all. For example, a number of Cryptocurrency trading venues temporarily halted deposits and withdrawals in 2022. As a result, any Cryptocurrency holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, any Cryptocurrency we may hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by any unencumbered Cryptocurrency or otherwise generate funds using any of our Cryptocurrency holdings, including in particular during times of market instability or when the price of Cryptocurrency has declined significantly. If we are unable to sell any Cryptocurrency we may hold, enter into additional capital raising transactions using Cryptocurrency as collateral, or otherwise generate funds using any future Cryptocurrency holdings, or if we are forced to sell any Cryptocurrency we may hold at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyber-attack and unauthorized parties obtain access to its Cryptocurrency assets, we may lose some or all of any Cryptocurrency assets we may hold and our financial condition and results of operations could be materially adversely affected.

Substantially all of the Cryptocurrency we may hold is expected to be held in custody accounts at U.S.-based institutional-grade digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our Cryptocurrency. Bitcoin, Ethereum and other blockchain-based cryptocurrencies and the entities that provide services to participants in the Cryptocurrency ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in a partial or total loss of any Cryptocurrency we may hold in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Cryptocurrency; harm to our reputation and brand; improper disclosure of data and violations of applicable data privacy and other laws; or significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Cryptocurrency blockchain ecosystem or in the use of the respective Cryptocurrency networks to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Cryptocurrency, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Cryptocurrency industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

The launch of central bank digital currencies may adversely affect our ability to successfully manage our Cryptocurrency treasury strategy and, consequently, our business.

The introduction of a government-issued digital currency could eliminate or reduce the need or demand for private-sector issued cryptocurrencies or significantly limit their utility. National governments around the world could introduce central bank digital currency, or CBDC, which could in turn limit the size of the market opportunity for cryptocurrencies, including Bitcoin and Ether.

We are not subject to legal and regulatory obligations that apply to investment companies, such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Intellectual property disputes related to the open-source structure of digital asset networks expose us to risks related to software development, security vulnerabilities and potential disruptions to digital asset technology could threaten our ability to operate.

Digital asset networks are open-source projects and, although there may be an influential group of leaders in the network community, generally there is no official developer or group of developers that formally controls the digital asset network. Without guaranteed financial incentives, there may be insufficient resources to address emerging issues, upgrade security or implement necessary improvements to the network in a timely manner. If the digital asset network’s software is not properly maintained or developed, it could become vulnerable to security threats, operational inefficiencies and reduced trust, all of which could negatively impact the digital assets’ long-term viability and our business.

The irreversibility of digital asset transactions exposes us to risks of theft, loss and human error, which could negatively impact our business.

Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on that digital asset network. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and we may not be capable of seeking compensation for any such transfer or theft.

We plan to regularly transfer digital assets, and it is possible that, through computer or human error, or through theft or criminal action, such assets could be transferred in incorrect amounts or to unauthorized third parties.

To the extent we are unable to seek a corrective transaction to identify the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover the impacted digital assets, and any such loss could adversely affect our business, results of operations and financial condition.

We will be subject to significant competition in the growing digital asset industry and our business, operating results, and financial condition may be adversely affected if we are unable to compete effectively.

Following the deployment of our proposed Cryptocurrency treasury strategy, we will operate in a competitive environment and will compete against other companies and other entities with similar strategies, including companies with significant holdings in Bitcoin, Ether and other digital assets, and our business, operating results, and financial condition may be adversely affected if we are unable to compete effectively.

The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of Cryptocurrency and, consequently, adversely affect the market price of our ordinary shares.

Following the deployment of our proposed Cryptocurrency treasury strategy, we expect our assets to be concentrated in Cryptocurrency holdings. Accordingly, the emergence or growth of digital assets other than Cryptocurrency may have a material adverse effect on our financial condition. As of August 2025, Bitcoin and Ethereum were the largest digital asset by market capitalization, respectively. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use “proof-of-stake” like the Cryptocurrency network. If the mechanisms for validating transactions in Bitcoin (which uses “proof-of-work”) and other alternative digital assets are perceived as superior to “proof-of-stake” mining, those digital assets could gain market share relative to Cryptocurrency.

Other alternative digital assets that compete with Cryptocurrency in certain ways include “stablecoins,” which are designed to maintain a constant price related to or based on some other asset or traditional currency because of, for instance, their issuers’ promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. In June 2025, the U.S. Senate passed the “GENIUS Act,” which would establish a federal framework for “payment stablecoins,” treating them as payment systems, not securities, and mandating fiat-backed reserves, monthly disclosures, anti-money laundering safeguards, and similar measures. Stablecoins have grown rapidly as an alternative to Cryptocurrency and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms, and their use as an alternative to Cryptocurrency could expand further if the GENIUS Act is enacted as law. As of August 2025, two of the seven largest digital assets by market capitalization were U.S. dollar-pegged stablecoins.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China has its own CDBC, and governments including the United States, the United Kingdom, the European Union, and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, Cryptocurrency and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of Cryptocurrency to decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

Absent federal regulations, there is a possibility that Cryptocurrency may be classified as a “security.” Any classification of Cryptocurrency as a “security” would subject us to additional regulation and could materially impact the operation of our business.

Neither the SEC nor any other U.S. federal or state regulator has publicly stated whether they agree that Cryptocurrency is a “security.” Despite the Executive Order titled “Strengthening American Leadership in Digital Financial Technology” which includes as an objective, “protecting and promoting the ability of individual citizens and private sector entities alike to access and … to maintain self-custody of digital assets,” Cryptocurrency has not yet been classified with respect to U.S. federal securities laws. Therefore, while (for the reasons discussed below) we believe that Cryptocurrency is not a “security” within the meaning of the U.S. federal securities laws, and registration of the Company under The Investment Company Act of 1940, as amended (the “Investment Company Act”), is therefore not required under the applicable securities laws, we acknowledge that a regulatory body or federal court may determine otherwise. Our belief, even if reasonable under the circumstances, would not preclude legal or regulatory action based on such a finding that Cryptocurrency is a “security” which would require us to register as an investment company under the Investment Company Act.

To establish this belief, we have taken into account a number of factors, including the various definitions of “security” under U.S. federal securities laws and federal court decisions interpreting the elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as court rulings, reports, orders, press releases, public statements, and speeches by the SEC Commissioners and SEC Staff providing guidance on when a digital asset or a transaction to which a digital asset may relate may be a security for purposes of U.S. federal securities laws. Our position that Cryptocurrency is not a “security” is premised, among other reasons, on our conclusion Cryptocurrency does not meet the elements of the Howey test. Among the reasons for our conclusion that Cryptocurrency is not a security is that holders of Cryptocurrency do not have a reasonable expectation of profits from our efforts in respect of their holding of Cryptocurrency. Also, Cryptocurrency ownership does not convey the right to receive any interest, rewards, or other returns.

Further, state regulators may conclude that the digital assets we hold are securities under state laws, requiring us to comply with state-specific securities regulations. For example, states like California have stricter definitions of “investment contracts” than the SEC, increasing the risk of additional regulatory scrutiny.

We acknowledge, however, that the SEC, a federal court or another relevant entity could take a different view. The regulatory treatment of Cryptocurrency is such that it has drawn significant attention from legislative and regulatory bodies, in particular the SEC which has previously stated it deemed Cryptocurrency a security. Application of securities laws to the specific facts and circumstances of digital assets is complex and subject to change. Our conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on a finding that Cryptocurrency, or any other digital asset we might hold is a “security.” As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if Cryptocurrency was determined to be a security by a regulatory body or a court. Such developments could subject us to fines, penalties, and other damages, and adversely affect our business, results of operations, financial condition, and prospects.

If we were deemed to be an investment company under the Investment Company Act, applicable restrictions likely would make it impractical for us to continue our business as currently conducted and our Cryptocurrency treasury functions as currently contemplated.

Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Rule 3a-1 under the Investment Company Act generally provides that notwithstanding the Section 3(a)(1)(C) test described in clause (ii) above, an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity, and securities issued by qualifying companies that are controlled primarily by such entity.

Cryptocurrency and other digital assets, as well as new business models and transactions enabled by blockchain technologies, present novel interpretive questions under the Investment Company Act. There is a risk that assets or arrangements that we have concluded are not securities could be deemed to be securities by the SEC or another authority for purposes of the Investment Company Act, which would increase the percentage of securities held by us for Investment Company Act purposes. The SEC has requested information from a number of participants in the digital assets ecosystem, regarding the potential application of the Investment Company Act to their businesses. For example, in an action unrelated to the Company, in February 2022, the SEC issued a cease-and-desist order under the Investment Company Act to BlockFi Lending LLC, in which the SEC alleged that BlockFi was operating as an unregistered investment company because it issued securities and also held more than 40% of its total assets, excluding cash, in investment securities, including the loans of digital assets made by BlockFi to institutional borrowers.

If the SEC or other regulators determine that digital assets that we may hold qualify as securities, we may be required to register as an investment company under the Investment Company Act. This classification would subject us to additional periodic reporting, disclosure requirements, and regulatory compliance obligations, significantly increasing our operational costs. In addition, if Cryptocurrency or another digital asset we hold were determined to constitute a security for purposes of the federal securities laws, we would likely take steps to reduce the percentage of Cryptocurrency or such other digital assets that constitute investment assets under the Investment Company Act. These steps may include, among others, selling Cryptocurrency that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our Cryptocurrency or other digital assets at unattractive prices.

In addition, any regulatory changes or interpretations that classify digital assets that we may hold as a security under the Securities Act or the Investment Company Act could require us to register and comply with additional regulations. Compliance with these requirements could impose extraordinary, non-recurring and recurring expenses on our business. If the costs and regulatory burdens become too great, we may be forced to modify or cease certain operations, which could be detrimental to our investors.

The classification of digital assets that we will hold as a commodity could subject us to additional Commodity Futures Trading Commission (CFTC) regulation, resulting in significant compliance costs or the cessation of certain operations.

Under current interpretations, Cryptocurrency is classified as a commodity under the Commodity Exchange Act and is subject to regulation by the CFTC. If our activities require CFTC registration, we may be required to comply with extensive regulatory obligations, which could result in significant costs and operational disruptions. Additionally, current and future legislative or regulatory developments, including new CFTC interpretations, could further impact how Cryptocurrency and Cryptocurrency derivatives are classified and traded.

If Cryptocurrency is further regulated as a commodity, we may be required to register as a commodity pool operator and register the Company as a commodity pool with the CFTC through the National Futures Association. Compliance with these additional regulatory requirements could result in substantial, non-recurring expenses, adversely affecting an investment in our securities. If we determine not to comply with such regulations, we may be forced to cease certain operations, which could negatively impact our investors.

Changes in regulatory interpretations could require us to register as a money services business or money transmitter, leading to increased compliance costs or operational shutdowns.

The regulatory regime for digital assets in the U.S. and elsewhere is uncertain. We may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect our business.

If regulatory changes or interpretations require us to register as a money services business with FinCEN under the U.S. Bank Secrecy Act, or as a money transmitter under state laws, we may be subject to extensive regulatory requirements, resulting in significant compliance costs and operational burdens. In such a case, we may incur extraordinary expenses to meet these requirements or, alternatively, may determine that continued operations are not viable. If we decide to cease certain operations in response to new regulatory obligations, such actions could occur at a time that is unfavorable to investors.

Multiple states have implemented or proposed regulatory frameworks for digital asset businesses. Compliance with such state-specific regulations may increase costs or impact our business operations. Further, if we or our service providers are unable to comply with evolving federal or state regulations, we may be forced to dissolve or liquidate certain operations, which could materially impact our investors.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of our changes to our digital asset strategy, our use of leverage, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers.

If we were to be deemed an investment company in the future, restrictions imposed by the Investment Company Act — including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons — likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Transactions using Cryptocurrency require the payment of “gas fees,” which are subject to fluctuations that may result in high transaction fees.

Transactions using Cryptocurrency, including purchases, sales and staking, require the payment of “gas fees” in Cryptocurrency. Gas fees are payments made by the user to compensate for the computational energy required to process and validate transactions, such as purchases, sales and staking, on the respective Cryptocurrency networks. These fees can fluctuate and can be very expensive relative to the cost of the transaction depending upon congestion and demand on the network. If fees are high, the cost of a transaction will potentially decrease the return of the investment, which could be negative. High gas fees may also cause delays in the execution of a transaction, which could affect the preferred timing of execution and may lead to execution of a transaction during inopportune times. In addition, gas fees are paid in Cryptocurrency itself, which would require that sufficient Cryptocurrency balances are maintained. Future upgrades to the Cryptocurrency protocol, regulatory changes, or technical issues could also adversely impact the cost of gas fees and could have a material adverse effect on our business, results of operations, financial condition, treasury and prospects. Cryptocurrency is created and transmitted through the operations of the peer-to-peer respective Cryptocurrency networks, a decentralized network of computers running software following the Cryptocurrency protocol. If the Cryptocurrency network is disrupted or encounters any unanticipated difficulties, the value of Cryptocurrency could be negatively impacted.

If the respective Cryptocurrency networks are disrupted or encounters any unanticipated difficulties, then the processing of transactions on the respective Cryptocurrency networks may be disrupted, which in turn may prevent us from depositing or withdrawing Cryptocurrency from our accounts with our custodian or otherwise effecting Cryptocurrency transactions. Such disruptions could include, for example: the price volatility of Cryptocurrency; the insolvency, business failure, interruption, default, failure to perform, security breach, or other problems of participants, custodians, or others; the closing of Cryptocurrency trading platforms due to fraud, failures, security breaches, or otherwise; or network outages or congestion, power outages, or other problems or disruptions affecting the respective Cryptocurrency networks.

In addition, although we do not currently intend to mine Cryptocurrency, digital asset validating operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for validating operations. Additionally, validators may be forced to cease operations during an electricity shortage or power outage.

Lending arrangements may expose us to risks of borrower default, operational failures and cybersecurity threats.

From time to time, we may generate income through lending our Cryptocurrency to third party borrowers, which carries significant risks. The volatility of the market price of Cryptocurrency increases the likelihood that borrowers may default due to market downturns, liquidity crises, fraud or other financial distress. These lending transactions may be unsecured, and so may be subordinated to secured debt of the borrower. If a borrower becomes insolvent, we may be unable to recover the loaned Cryptocurrency, leading to substantial financial losses.

Additionally, digital asset lending platforms are vulnerable to operational and cybersecurity risks. Technical failures, software bugs or system outages could disrupt lending activities, delay transactions or result in inaccurate record-keeping. Cybersecurity threats, including hacking, phishing and other malicious attacks, pose further risks, potentially leading to the loss, theft or misappropriation of our loaned Cryptocurrency. A successful cyberattack or security breach could materially and adversely impact our financial position, reputation and ability to conduct future lending activities.

We face risks relating to the custody of our Cryptocurrency, including the loss or destruction of private keys required to access our Cryptocurrency and cyberattacks or other data loss relating to our Cryptocurrency, including smart contract related losses and vulnerabilities.

We intend to initially hold our Cryptocurrency with a regulated custodian, that has duties to safeguard our private keys. While we may diversify our use of custodians in the future, initially, our holdings will be concentrated with a single custodian.

If we believe at any time that the custodian cannot safely custody our Cryptocurrency, for example, due to regulatory developments or enforcement actions that cause the custodian to discontinue or limit its services in the United States, we may need to enter into agreements with other custodians that are less favorable or take other measures to custody our Cryptocurrency, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. While we conduct due diligence on our custodians and any smart contract platforms we may use, there can be no assurance that such diligence will uncover all risks, including operational deficiencies, hidden vulnerabilities or legal noncompliance.

Any insurance that we may obtain covering losses of our Cryptocurrency holdings may cover none or only a small fraction of the value of the entirety of our Cryptocurrency holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Cryptocurrency. Moreover, our use of custodians exposes us to the risk that the Cryptocurrency our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Cryptocurrency. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Cryptocurrency. The legal framework governing digital asset ownership and rights in custodial or insolvency contexts remains uncertain and continues to evolve, which could result in unexpected losses, protracted recovery processes or adverse treatment in insolvency proceedings.

Cryptocurrency is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the Cryptocurrency is held. While the Cryptocurrency blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the Cryptocurrency held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the Cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The Cryptocurrency and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our Cryptocurrency treasury management strategy, we expect to engage in staking, restaking, and other permitted activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our Cryptocurrency. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss of Cryptocurrency or other digital assets. Exploits, including those stemming from admin key misuse, admin key compromise, or protocol flaws, have occurred in the past and may occur in the future.